

16014271

Mail Processing Section
FEB 29 2016
Washington DC
404

aub

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Municipal Capital Markets Group, Inc. akb

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freewy, Suite 200
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen M. Woodliff 972-663-6552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. Cenral Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KAREN M. WOODLIFF
Notary Public, State of Texas
Comm. Expires 05-19-2019
Notary ID 124565140

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Municipal Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co. L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and cash equivalents	$	489,393
Deposit with clearing broker-dealer		100,000
Other receivables		19,135
Office equipment at cost, net of accumulated depreciation of $79,765		14,358
Goodwill		391,000
Other assets		7,809
Total Assets	$	1,021,695

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	50,261
Commissions payable		7,764
Total Liabilities	$	58,025
Stockholders' Equity		
Common stock - authorized 1,000,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding	$	1,049
Treasury stock, 30,000 shares at par value		(300)
Additional paid-in capital		827,819
Retained earnings		135,102
Total Stockholders' Equity	$	963,670
Total Liabilities and Stockholders' Equity	$	1,021,695

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year December 31, 2015

Revenues	
Underwriting income, net of expenses of $188,096	$ 2,720,189
Financial advisory services	444,770
Revenue from the sale of investment company shares	206,519
Trading income	3,884
Interest income	199
Other income	91,614
Total Revenues	3,467,175
Expenses	
Commissions, salary, and benefits	$ 2,852,938
Brokerage and clearance fees	25,834
Communications	25,335
Occupancy and equipment costs	119,852
Promotional costs	4,024
Data processing costs	15,736
Regulatory fees and expenses	120,903
Other	148,203
Total Expenses	3,312,824
Income before income taxes	154,351
State income tax expenses	14,300
Net Income	$ 140,051

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Shares Issued	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2014	104,903	$ 1,049	$ (300)	$ 827,819	$ 413,851	$ 1,242,419
Capital distributions	-	-	-	-	(418,800)	(418,800)
Net income	-	-	-	-	140,051	140,051
Balances at December 31, 2015	104,903	$ 1,049	$ (300)	$ 827,819	$ 135,102	$ 963,670

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$ -
Increases	-
Decreases	-
Balance at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 140,051
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,878
Changes in operating assets and liabilities:	
Increase in other receivables	(404)
Decrease in deposit with clearing broker-dealer	133,665
Decrease in other assets	1,220
Decrease in accounts payable and accrued expenses	(16,801)
Decrease in commissions payable	(7,062)
Net cash provided (used) by operating activities	$ 256,547
Cash flows from investing activities	
Purchase of furniture and equipment	(2,393)
Net cash provided (used) by investing activities	$ (2,393)
Cash flows from financing activities	
Capital distributions	(418,800)
Net cash provided (used) by financing activities	(418,800)
Net increase in cash and equivalents	$ (164,646)
Cash and equivalents at beginning of year	654,039
Cash and equivalents at end of year	$ 489,393
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 30,154

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP").

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option

to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assts. The impairment is measured by comparing the implied fair value of the Company goodwill with its carrying amount and an impairment loss may be recognized up to that excess. The Company uses a capitalization of projected normalized net income model to estimate the reporting unit's fair value. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2015. Accordingly, no calculation of fair value was performed at year end.

Underwriting, Advisory, and Consulting Income

Underwriting income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory and consulting income includes fees earned from providing financial advisory services. Underwriting, advisory, and consulting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, Minnesota state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

Compensated Absences

Compensated absences have not been accrued as per the Company's practice.

Recent Accounting Pronouncements

In May 2014, The Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Leases

The Company leases office space under non-cancellable operating leases expiring between June 2016 and April 2017. At December 31, 2015 minimum future rental payments under leases with initial lease terms of greater than one year are as follows:

Year Ending December 31,	Minimum Rentals	Sublease Amounts	Net
2016	84,865	6,054	$ 78,811
2017	18,364		$ 18,364
	$ 103,229	$ 6,054	$ 97,175

Rent expenses under all leases was approximately $94,599 for the year ended December 31, 2015.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $531,368 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

Note 3 - Commitments and Contingencies

Lawsuits

The Company has been named as defendant in a lawsuit involving a 2003 underwriting of revenue bonds for a correctional facility in south Texas. The plaintiff alleges the Company is liable to it for unspecified damages arising from a proposed determination by the Internal Revenue Services ("IRS") that interest on the bonds was in fact subject to federal taxation. The plaintiff agreed to stay the case and instead proceed against the Company by filing an arbitration claim with FINRA. No such claim has yet been filed by the plaintiff. The Company is actively defending itself, but legal counsel is currently unable to estimate the likelihood of a favorable or unfavorable outcome.

The Company has been named as a defendant in a lawsuit involving a 2014 underwriting of municipal bonds for a facility in Arizona. The lawsuit is seeking disgorgement of the Company's underwriting fee of approximately $519,000 and damages of $2,000,000. The plaintiff alleges the Company aided and abetted a purported breach of fiduciary duty of another defendant. The Company has answered the complaint, and denied any liability. The Company is unable to determine the likelihood of an unfavorable outcome, as the lawsuit is in the early stages of discovery.

MCDC Initiative

The Municipalities Continuing Disclosure Cooperation Initiative ("MCDC Initiative") is a program by the SEC to allow self-reporting of potential violations of compliance with continuing disclosure requirements specified in Rule 15c2-12 of the Securities Exchange Act of 1934. The Company has self-reported potential violations, and paid a tentative settlement of $60,000. Under the MCDC Initiative the maximum penalty for the Company could be $100,000. As a result of the MCDC Initiative the Company must apply for membership continuance with FINRA. The Company expects to complete this process and continue as a member of FINRA.

Note 4 - Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The company believes the likelihood of loss under these circumstances is remote.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution is of high credit quality.

Note 5 - Related Party Transactions

The Company paid expense reimbursements of $65,000 for the year ended December 31, 2015 to a company owned by a shareholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL			
Total shareholders' equity qualified for net capital		$	963,670
Add:			
Other deductions or allowable credits		$	-
Total capital and allowable subordinated liabilities		$	963,670
Deductions and/or charges:			
Other receivables	19,135		
Office equipment, net	14,358		
Goodwill	391,000		
Other assets	7,809	$	(432,302)
Net capital before haircuts on securities positions		$	531,368
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		$	-
Net capital		$	531,368
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		$	50,261
Commission payable		$	7,764
Total aggregate indebtedness		$	58,025

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness	$ 3,868
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 431,368
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 411,368
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), and has followed the exemptive provisions.


CF ACCOUNTANTS
CONSULTANTS
60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Members
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Municipal Capital Markets Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Municipal Capital Markets Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and *(b)* Municipal Capital Markets Group, Inc. stated that Municipal Capital Markets Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Municipal Capital Markets Group, Inc. Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period June 1 to December 31, 2015.

Municipal Capital Markets Group, Inc.

I, Fred R. Cornwall, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


By:________________
President

February 22, 2016


ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Members
Municipal Capital Markets Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Municipal Capital Markets Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Municipal Capital Markets Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Municipal Capital Markets Group, Inc.'s management is responsible for Municipal Capital Markets Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards adopted by the Public Company Accounting Oversight Board ("PCAOB"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF+Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2755*********************MIXED AADC 220
053038 FINRA DEC
MUNICIPAL CAPITAL MARKETS GROUP INC
4851 LBJ FWY STE 200
DALLAS TX 75244-6018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,152

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,863)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,289

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,289

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,289

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Municipal Capital Markets Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,467,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	206,519
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	206,519
2d. SIPC Net Operating Revenues	$ 3,260,657
2e. General Assessment @ .0025	$ 8,152

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